Delisting Determination,The Nasdaq Stock Market, LLC,
October 23, 2015, Andatee China Marine Fuel Services
Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Andatee China Marine Fuel Services Corporation
(the Company), effective at the opening of the trading session on November 2, 2015. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staffs determination on August 24, 2015. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on September 2, 2015.